PLATINUM ENERGY RESOURCES, INC.
25 PHILLIPS PARKWAY
MONTVILLE, NEW JERSEY 07645

May 9, 2006

Carol Stacey
Chief Accountant
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of the Chief Accountant
Mail Stop 7561
100 F Street, NE
Washington, D.C. 20549

Re: Financial Statements for Certain Oil and Gas Properties acquired by
      Tandem Energy Holdings, Inc.

Dear Sir:

This letter is being submitted in connection with a preliminary proxy statement (File No. 0-51553) filed on March 24, 2006 with the Securities and Exchange Commission ("SEC") by Platinum Energy Resources, Inc. (the "Company") relating to the acquisition of Tandem Energy Holdings, Inc. ("Tandem"). On April 28, 2006, the Company received a comment letter from the Commission's Division of Corporation Finance requesting that financial statements required by Rule 3-05 of Regulation S-X of Shamrock Energy Company be included in the proxy statement.

For the reasons described in this letter, the Company respectfully requests that the Office of Chief Accountant confirm that it will not object to the inclusion of audited combined statements of revenues and direct operating expenses for the Acquired Properties (as defined below) for the years ended December 31, 2004 and 2005 as described below (audited by Johnson Miller & Co., CPA's PC, a registered certified public accounting firm), and the related oil and gas reserve disclosures, in lieu of full separate financial statements that would otherwise be required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X.

The financial and other information relating to Tandem, Shamrock or the Acquired Properties described below are based solely upon information provided by Tandem.

On June 8, 2005, the Tandem entered into a Purchase and Sale Agreement ("Purchase Agreement") with Shamrock Energy Company ("Shamrock"), a related party to Tandem, for the purpose of acquiring certain oil and gas property leasehold interests (the "Acquired Properties") for the agreed upon purchase price of $33.3 million, subject to customary closing adjustments. The Acquired Properties include four producing fields containing approximately 350 producing and injection wells and related leases located in Pecos, Scurry, and Hardin Counties in Texas, and in Eddy County, New

#1024977 v1

Mexico. Tandem did not purchase Shamrock itself, nor did it purchase all the assets owned by Shamrock.

Financial Statements Required by Form 8-K and Regulation S-X

It is our understanding that the SEC has taken the position that the acquisition of producing oil and gas properties constitutes a business pursuant to Rule 11-01(d) of Regulation S-X. Based on the combined transactions and the significance criteria in Rule 3-05(b)(2) of Regulation S-X, one of the conditions exceeding 40%, the following financial statements prepared in accordance with generally accepted accounting principles, would be required for the Acquired Properties:

- Audited balance sheets as of the two most recent fiscal year-ends;

- Audited statements of income and cash flows for the two most recent fiscal years and;

- Certain oil and gas disclosures required by Statement of Financial Accounting Standards (SFAS) No. 69.

Proposed Financial Statements

The purchase of the Acquired Properties involved a group of related assets and transactions, with the closing occurring in 2005. For the reasons discussed below, in lieu of full separate financial statements of the Acquired Properties, we propose to present the following information.

Historical Financial Information

- Audited combined statements of revenue and direct operating expenses for the Acquired Properties for the years ended December 31, 2004 and 2005.

- Footnote disclosures of the basis of presentation as well as other required disclosure, including a footnote explaining the omitted historical expenses and reasons for the omission.

Oil and Gas Reserve Disclosures

- Oil and gas reserves and net present value information for the Acquired Properties using the fixed NYMEX prices for oil and natural gas and fixed operating costs at December 31, 2005 and 2004, adjusted for basis and transportation, and discounted at 10%. This calculation approximates the basis used to determine the acquisition price of the Acquired Properties and thus provides investors with the most relevant information needed to assess the financial value of the Acquired Properties.

- A reconciliation of changes in proved oil and gas reserve quantities for the years ended December 31, 2005 and 2004;

- A standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2005 and 2004; and

- A reconciliation of changes in the standardized measure of discounted future net cash flows for the years ended December 31, 2005 and 2004.

We believe that the proposed financial statements for the Acquired Properties, rather than full separate financial statements, are appropriate for the following reasons:

1. Shamrock was formed in March 2004 for the purpose of buying the Acquired Properties from other entities. Accordingly, full separate historic financial statement information for the Acquired Properties does not exist. It would be extremely costly and impractical to obtain complete financial statements in accordance with generally accepted accounting principles because financial statements were neither required nor prepared by Shamrock at the time of purchase. The former operator of at least one of the major fields purchased in March 2004 is no longer in business, Southwest Royalties, Inc. The preparation of such statements at this point would involve many subjective assumptions, undue effort and expense.

2. Historical general and administrative expenses and other indirect expenses attributable to the Acquired Properties prior to March 2004 are indeterminable and not indicative of the level of such expenses to be incurred by the Company in the future.

3. Amounts spent previously for exploration and development of the Acquired Properties prior to March 2004 (if determinable) would not be indicative of what will be spent by the Company in the future.

Request for Confirmation of Proposed Financial Statement Presentation

In our opinion, audited combined statements of revenues and direct operating expenses, along with the related oil and gas reserve disclosures, will provide adequate historical financial information with respect to the Acquired Properties. We believe that the financial information proposed above complies with the intent of the SEC's disclosure requirements in these circumstances. Also, such financial information is of the type contemplated by SEC *Accounting Disclosure Rules and Practices Manual (Topic Two, I.3.b.4)*.

Therefore, for the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not object to the inclusion of audited combined statements of revenues and direct operating expenses for the Acquired Properties for the years ended December 31, 2004 and 2005 as described above (audited by Johnson Miller & Co., CPA's PC, a registered certified public accounting firm), and the related oil and gas reserve disclosures, in lieu of full separate financial statements that would otherwise be required by Item 9.01 of Form 8-K and Rule 3-05 of Regulation S-X.

Thank you for your consideration of our request. We would appreciate your response at the earliest convenient date. If you have any questions or if we can provide additional information, please call Eliezer Helfgott at Sills Cummis Epstein & Gross P.C. at (973) 643-5159.

Sincerely,

Mark Nordlicht
Chairman of the Board

#1024977 v1

Cc: Michael Cunningham
    Chief Financial Officer
    Tandem Energy Holdings Inc.